UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

# Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 10 February 2014

# Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X          Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes          No X

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
("Harmony" or "the company")


**Final update: Doornkop mine**

With deep sadness, Harmony Gold Mining Company Limited ("Harmony" and/or "the company") advises that rescue workers have recovered the body of the mineworker on Friday evening, who was unaccounted for following Tuesday evening's underground seismic event, rockfall and fire at the company's Doornkop mine. This brings to nine the number of mineworkers who died, and all are now accounted for.

Eight mineworkers who made their way to a refuge bay on 192 level, where the rockfall and fire occurred, were brought safely to surface by rescue workers Wednesday morning.

**Condolences**

Harmony CEO Graham Briggs repeated his personal condolences, and those of the company's board of directors and management to the family, friends and colleagues of those who died.

"Families have been brought to the mine by the company, where they will be provided with the support they need at this time."

**All involved in rescue efforts praised**

Briggs praised the scores of rescue workers who volunteered their services, under the auspices of the Mines Rescue Service, for their "unstinting, round-the-clock" commitment to search and rescue process.

"The rescue teams' common spirit of selflessness, courage and camaraderie has been an inspiration to us all at this sad time.  We are deeply grateful to all involved in the rescue mission – the rescue teams, management, the unions and the Department of Mineral Resources."

**Memorial service**

A memorial service for those who died will take place at Doornkop mine on Wednesday, the 12th of February 2014.

**Investigation**

Briggs said a priority now will be an intensive investigation into the cause of the Doornkop tragedy, involving representatives of the company, organised labour and the health and safety directorate of the Department of Mineral Resources.

For more details contact:

Russell and Associates

Charmane Russell and/or James Duncan
Tel: +27 (0)11 880 3924

James Duncan mobile:
+27 (0) 82 318 9855

Charmane Russell mobile:
+27 (0) 82 372 5816

10 February 2014

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 10, 2014

Harmony Gold Mining Company Limited

By:    /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director